MAR 02 2009

Washington, DC
110

[redacted]

09058582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67133

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Guardian, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1209 East Garrison Blvd.
(No. and Street)

Gastonia (City) North Carolina (State) 28054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Fayed (704-865-2900)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

200 E. Broad Street (Address) Greenville (City) South Carolina (State) 29601 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Fayed, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Guardian, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

LISA M. GUFFEY NOTARY PUBLIC GASTON COUNTY, N.C.

Notary Public
Exp: 09/10/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL GUARDIAN, LLC

REPORT ON FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008
(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2008

Capital Guardian, LLC
(Name of Respondent)

420 Park Street, Suite 100
Belmont, North Carolina 28012
(Address of principal executive office)

Mr. Mike Fayed
Principal
Capital Guardian, LLC
420 Park Street, Suite 100
Belmont, North Carolina 28012

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CAPITAL GUARDIAN, LLC
BELMONT, NORTH CAROLINA

TABLE OF CONTENTS

Elliott Davis

Elliott Davis, PLLC
Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Members
Capital Guardian, LLC
Belmont, North Carolina

We have audited the accompanying statement of financial condition of Capital Guardian, LLC as of December 31, 2008 and the related statements of operations, changes in members' equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Guardian, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 10 - 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliott Davis, PLLC

Greenville, South Carolina
February 20, 2009

CAPITAL GUARDIAN, LLC
STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2008
Cash and cash equivalents:		
Interest-bearing deposits	$	16,483
Non-interest bearing deposits		110,639
Office furniture and equipment, net		5,111
Deposit with clearing firm		25,000
Prepaid expenses		10,406
Total assets	**$**	**167,639**
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$	14,873
Due to related party		61,284
Total liabilities		76,157
MEMBERS' EQUITY		
Contributed capital - authorized 100 units, issued and outstanding 100 units		200,000
Retained deficit		(108,518)
Total members' equity		91,482
Total liabilities and members' equity	**$**	**167,639**

The accompanying notes are an integral part of this financial statement.

CAPITAL GUARDIAN, LLC
STATEMENT OF OPERATIONS

		For the year ended December 31, 2008
REVENUES		
Commission income	$	1,347,751
Other		34,308
Total revenues		1,382,059
EXPENSES		
Employee compensation and benefits		1,015,766
Occupancy and equipment		10,130
Rent		80,365
Broker dealer charges		101,533
Insurance		18,266
Professional fees		93,067
License and registration fees		16,867
Telephone		12,395
Other general and administrative		147,621
Total expenses		1,496,010
Net loss	**$**	**(113,951)**

The accompanying notes are an integral part of this financial statement.

CAPITAL GUARDIAN, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2008

	Contributed Capital	Retained Earnings	Total Members' Equity
December 31, 2007	$ 100,000	$ 34,653	$ 134,653
Net loss	-	(113,951)	(113,951)
Member contributions	100,000	-	100,000
Member distributions	-	(29,220)	(29,220)
December 31, 2008	**$ 200,000**	**$ (108,518)**	**$ 91,482**

The accompanying notes are an integral part of this financial statement.

CAPITAL GUARDIAN, LLC
STATEMENT OF CASH FLOWS

		For the year ended December 31, 2008
OPERATING ACTIVITIES		
Net loss	$	(113,951)
Adjustments to reconcile net loss to net cash used for operating activities		
Depreciation		394
Net change in operating assets and liabilities:		
Accounts receivable		3,360
Prepaid expenses		(7,078)
Due from related party		72,944
Accounts payable		11,137
Unearned revenue		(418)
Net cash used for operating activities		(33,612)
INVESTING ACTIVITIES		
Purchase of leasehold improvements		(5,300)
Net cash used for financing activities		(5,300)
FINANCING ACTIVITIES		
Capital contribution		100,000
Distributions paid		(29,220)
Net cash provided by financing activities		70,780
Net increase in cash		31,868
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		95,254
CASH AND CASH EQUIVALENTS, END OF YEAR	**$**	**127,122**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**314**

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business activity and regulation

Capital Guardian, LLC (the "Company") is a registered broker/dealer licensed in 24 states serving the Charlotte region of North Carolina, principally Gaston County, and is a member of the Financial Industry Regulatory Authority ("FINRA"), a self regulatory organization formed in 2007 to replace the National Association of Securities Dealers, Inc. ("NASD"). The Company began operations as a registered broker/dealer on May 31, 2006. Prior to its approval with NASD on April 6, 2006, the Company was functioning as a branch office of Raymond James Financial Services, a securities broker/dealer.

The Company is an introducing broker/dealer and utilizes a third party as its clearing firm. The securities purchased or sold through the clearing firm are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other federal or state deposit guarantee fund, and are subject to investment risk, including possible loss of the principal invested.

Beginning in May, 2006, the Company began operations as an independent securities broker/dealer under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, will be exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash equivalents

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents.

Recognition of revenue

Commissions earned on sales and purchases of securities for customers are recorded on the date the transaction is executed, otherwise referred to as the "trade date".

Office furniture and equipment

Office furniture and equipment are carried at cost, with depreciation being provided primarily using the straight-line method over the assets' estimated useful lives from 5 to 10 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income taxes

Limited liability companies are essentially taxed as partnerships, with net income or loss flowing through to the members' individual tax returns. Accordingly, no provision for income taxes is reflected in the Company's financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements

Effective January 1, 2008 the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitization, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2008 are as follows:

	Quoted Market Price in active markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 127,122	$ –	$ –

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

FASB Staff Position No. FAS 157-2 delays the implementation of SFAS 157 until 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value.

The Company has no assets or liabilities whose fair values are measured using level 3 inputs.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has a related party in I.P.S. Financial Services Corporation ("IPS"), the Company's Registered Investment Advisor ("RIA"). Both entities are under common ownership. During 2006, the Company entered into a Management Services Agreement with IPS to share operational expenses based on a ratio of total client assets under management by both companies. As such, management has determined that the Company has approximately 67% and IPS has approximately 33% of all client assets held under management at year end. Under the agreement, IPS acts as the paymaster for all shared services.

At the end of each month, IPS invoices the Company for its share of monthly expenses as outlined above. At that time, the money is transferred from the Company to IPS in the amount of the invoice. For the year ended December 31, 2008, the amount of expenses reimbursed by the Company to IPS was approximately $1,258,000. The outstanding payable related to these transactions was $61,284 at December 31, 2008. This payable was the result of an underpayment by the Company in anticipation of the December 31, 2008 charges.

NOTE 3 - DEPOSIT WITH CLEARING FIRM

The Company clears certain of its proprietary and customer transactions through its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $25,000, which serves as a "good faith" deposit, used in the instance of a possible trade loss or failure incurred by the Company.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2008, the Company had net capital of $ 75,965 under Rule 15c3-1, which was $70,965 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.07 to 1.

NOTE 5 - OFF-STATEMENT OF FINANCIAL CONDITION AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company does not anticipate nonperformance by customers or its clearing brokers. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

CAPITAL GUARDIAN, LLC
COMPUTATION OF NET CAPITAL2 PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

TOTAL MEMBERS' EQUITY	$	91,482
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		91,482
DEDUCT		
Nonallowable assets		
Prepaid expenses		10,406
Book value of office furniture		5,111
NET CAPITAL	$	75,965
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5,000 or 0.32% of aggregate indebtedness)	$	5,000
Excess net capital	$	70,965
Aggregate indebtedness:		
Due to related party		61,284
Accounts payable		14,873
	$	76,157
Ratio, aggregate indebtedness to net capital		1.07 to 1

Note: There are no material differences between amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Focus report as of December 31, 2008.

SCHEDULE II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2008

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

SCHEDULE III

Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2008

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Capital Guardian, LLC
Belmont, North Carolina

In planning and performing our audit of the financial statements of Capital Guardian, LLC as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such as there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Greenville, South Carolina
February 20, 2009